  THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq.*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Red Bank, New Jersey 07701
* Licensed in NJ	(732) 530-9007 Fax (732) 530-9008
+ Licensed in NY	www.SourlisLaw.com
Virginia@SourlisLaw.com

September 22, 2006

VIA FACSIMILE ONLY (202) 551-3443

Financial Services Group
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. William Friar, Senior Financial Analyst

RE:	Ultitek, Ltd.
Amendment No. 5 to Registration Statement on Form 10-12(g)
Commission File No. 0-51819

Dear Mr. Friar:

In response to the Staff’s comment letter, dated September 7, 2006 (the “Comment Letter”), to Amendment No. 4 to Registration Statement on Form 10-SB (File No.: 0-51819) filed by our client, Ultitek, Ltd., a Nevada corporation (the “Company”), with the Securities and Exchange Commission on August 30, 2006, below please find our responses to the Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Registration Statement pursuant to the Comment Letter and has filed Amendment No. 5 to the Registration Statement with the SEC today (“Amendment No. 5”). A copy of Amendment No. 5, marked to show changes from Amendment No. 4 and to reflect where the Company specifically addressed the questions and points in the Comment Letter, accompanies this Letter.

Per the Staff’s request, the Company has also provided a written statement acknowledging the Staff’s three bullet points listed on the penultimate page of the Comment Letter. The Company’s written statement follows the Company’s response below.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

cc:	Roman Price - Ultitek, Ltd.
Bill Meyler - Meyler & Company, LLC
Robert Boyle - Meyler & Company, LLC

Executive Compensation, page 24

1.
In response to your comment #1, please be advised that at December 31, 2005, $200,000 has been accrued for the former officer’s salaries based upon payment using the current stock price. The contract calls for a fee of $100,000 for services per employee. The Company amended its financial statements utilizing the fair value of the services contracted for, instead of utilizing the fair value of the Company’s common stock to be issued. Accordingly, the Company’s expense at December 31, 2005 should be $300,000, and at June 30, 2006, the Company’s expense should be $200,000. The shares that should have been issued for each period presented are as follows: December 31, 2005: 400,000 and June 30, 2006: 400,000. Although the shares have not been issued, they have been considered outstanding for purposes of the earnings per share calculation. Accordingly, the Statement of Stockholders’ Equity has been modified adjusting accrued salaries and wages and increasing common stock and additional paid in capital. Earnings per share calculations have been revised to account for the shares being issued and outstanding on a monthly basis. We have revised the Executive Compensation section to reflect the foregoing and the auditors have amended Note F to also reflect the foregoing.

Consolidated Financial Statements

General

2.	In response to your comment #2, we have inserted an additional note to the financial statements to indicate that the previously issued financial statements have been restated.

Statement of Stockholder’s Equity, page F-5

3.	In response to your comment #3, please be advised as to the following:

•
In January 2005, the Company’s founders, Roman Price, Ernest Sabato, Atlantic Holdings of N.J., LLC (“Atlantic Holdings”), Yves Kraemer, Paul Freed, Svetlana Kolesnikova and Floyia Prom (collectively, the “Founders”), agreed to form Ultitek, Ltd. (“Company”). On January 11, 2005, the initial Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware. At the time of formation, the Founders agreed to the following ownership structure of the Company’s common stock: Roman Price (76.9%), Ernest Sabato (6%), Atlantic Holdings (12%), Yves Kraemer (1.5%), Paul Freed (1.5%), Svetlana Kolesnikova (1.1%), and Floyia Prom (1.0%). The Founders’ shares of the Company’s common stock were issued at par value and without any further obligation, promise or commitment on behalf of the Founders. Each person paid the Company, and received their shares in accordance with this agreement.

In February 2005, after consulting with legal counsel, the Founders decided that the Company should be publicly traded. Legal counsel for the Company also advised to re-incorporate the Company in the state of Nevada for certain tax and legal reasons; and on March 11, 2005, the Company was re-incorporated in the State of Nevada. In the re-incorporation, the shares that were originally issued to the Founders when the Company was formed in the state of Delaware in January 2005 were surrendered and exchanged for shares in the re-incorporated Company. Shares issued in the re-incorporation were not part of a new issuance of stock in connection with the TAIS merger and did not involve any additional compensation or payment for the shares. Rather, the shares were authorized and issued back in January 2005, not March 2005.

We respectfully submit, therefore, that since the determination of the Founders’ stock was made upon the Company’s original formation in the state of Delaware in January 2005 and not the date of the Company’s reincorporation in the state of Nevada in March 11, 2005 and TAIS merger, that par value is the proper valuation.

•	The shares issued to the Company’s consultants and to the COO and CEO have been included in earnings per share calculations based upon the grant date and not when the shares were physically issued.

Note D - 7% Convertible Debenture, page F-10

4.
In response to your comment #4, please be advised that the Company in Amendment #3 took the position that the 7% Convertible Debenture had an embedded derivative. The Company took that position because it was defining the warrants issued in connection with the debenture to be an embedded derivative. This was an error on the part of the Company. The warrants issued in connection with the 7% Convertible Debenture should be accounted for in accordance with guidance under APB 14 and the Company did so in Amendment # 4.

The Company reviewed paragraph 17 of SFAS 133 and also paragraph 61 of Item K of Appendix A. Item K states, Convertible debt: The changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related. Thus, for a debt security that is convertible into a specified number of shares of the debtor’s common stock or another entity’s common stock, the embedded derivative (that is, the conversion option) must be separated from the debt host contract and accounted for as a derivative instrument provided that the conversion option would, as a freestanding instrument, be a derivative instrument subject to the requirements of this statement. (For example, if the common stock was not readily convertible to cash, a conversion option that requires purchase of common stock would not be accounted for as a derivative.) That accounting applies only to the holder (investor) if the debt is convertible to the debtor’s common stock, because under paragraph 11(a), a separate option with the same terms would not be considered to be a derivative for the issuer.”

The Company believes that the separation of the conversion feature is more closely associated with the holder’s financial statements reported under generally accepted accounting standards.

The Company has also reviewed EITF 98-5. Paragraph 5 states, in part, “The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value).”

In connection with the above, the Company hired Chartered Financial Services in New York to perform an analysis of its Common Stock fair value. Based upon the attached analysis, and you are welcome to a copy of the entire report, the fair value of the Company’s common stock at January 3, 2006 was $0.016 per share. The $70,000 convertible debenture was issued on February 14, 2006, with a conversion feature of $0.02 per share and the $500,000 convertible debenture was issued on May 3, 2006, with a conversion feature of $0.05 per share. Based upon the above facts obtained from the independent valuation, there does not appear to be any beneficial conversion feature.

TABLE __
ESTIMATED FAIR VALUE OF COMMON STOCK ISSUED
		Enterprise	Estimated	EV Based	Common
	TTM	Value/	Enterprise	on Growth	Shares	Based on	Illiquidity Discount[6]		Fair
Issuance Date	Revenues[2]	Revenues[3]	Value[4]	Rate[5]	O/S5	Ent. Value	%	$	Value
March 11, 2005	$835,786	2.30	$1,922,308	$1,922,308	47,500,000	$0.040			$0.040
January 3, 2006	1,171,797	2.33	2,730,287	2,730,287	69,790,333	$0.039	58.7%	($0.023)	$0.016

[1]November 30, 2005 represents the final date over a 3-month period during which securities were issued in exchange for legal services. By using the final date during the interval of time, we reflect maximum expense.

[2]Draft of audited financial statements
[3]Reflects median price/revenue multiple developed from approximately 300 computer software companies with revenue growth rates in excess of 30%, using market data compiled by Value Line as of January 2005 and January 2006

[4]Trailing 12 months revenues x enterprise value/revenue multiple
[5]See Table __
[6]Average PIPE discount	19.6%	See Table __ and text of report
1.65 standard deviations	39.1%	See Table __ and text of report; 1.65 standard deviations above the mean causes resulting discount to be in 95th percentile
	58.7%

[5]Days from 3/14/05 - 1/3/06		298
Compounded daily growth rate of estimated enterprise value			0.118%

FIGURE __

CONVERGENCE OF TRADED STOCK PRICE TOWARDS ESTIMATED FAIR VALUE

$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
38509 38520 38552 38566 38588 38607 38618 38630 38643 38653 38665 38715 38734 38749 38762 38776 38792 38805 38833 38852 38891 3891

09/20/2006 16:20 FAX 12015411778 001

ACKNOWLEDGEMENT

I, Roman Price, as the President, Chief Executive Officer and Chairman of the Board of Ultitek, Ltd., a Nevada corporation (the "Company"), do hereby acknowledge the following on behalf of the Company:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Company's Registration Statement on Form 10-SB (File No.0-5189), as amended (the "Registration Statement"), filed with the United States Securities and Exchange Commission (the "Commission");

2. The Commission's staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 20th day of September 2006.

ULTITEK, LTD.

By: ______________________
Name: Roman Price
Title: President, CEO and Chairman